Management’s Discussion & Analysis
For the three months ended March 31, 2019 and 2018

Q1 2019 MANAGEMENT DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) dated May 7, 2019 for Kirkland Lake Gold Ltd. (the “Company” and as defined in the section entitled “Business Overview”) contains information that management believes is relevant to an assessment and understanding of the Company’s consolidated financial position and the results of its consolidated operations for the three months ended March 31, 2019 and 2018. The MD&A should be read in conjunction with the unaudited Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2019 and 2018, the annual audited Consolidated Financial Statements for the years December 31, 2018 and 2017, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"), as well as the annual MD&As for the years ended December 31, 2018 and 2017.

FORWARD LOOKING STATEMENTS

This MD&A may contain forward-looking statements and should be read in conjunction with the risk factors described in the “Risk and Uncertainties” and “Forward Looking Statements” sections at the end of this MD&A and as described in the Company’s Annual Information Form for the year ended December 31, 2018. Additional information including this MD&A, Interim Financial Statements for the three months ended March 31, 2019, the audited Consolidated Financial Statements for the year ended December 31, 2018, the Company’s Annual Information Form for the year ended December 31, 2018, and press releases have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Kirkland Lake Gold Ltd. profile at www.sedar.com, www.sec.gov/edgar, www.asx.com.au and on the Company’s website (www.klgold.com).

NON – IFRS MEASURES

Certain non-IFRS measures are included in this MD&A, including free cash flow, operating cash costs and operating cash costs per ounce sold, sustaining and growth capital, all-in sustaining costs (“AISC”) and AISC per ounce sold, average realized gold price per ounce sold, adjusted net earnings and adjusted net earnings per share, earnings before interest, taxes and depreciation and amortization (“EBITDA”) and working capital. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. The Company believes that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from its operations. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS Measures” section of this MD&A.

The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses (“G&A”); Plant and Equipment (“PE”); Gold (“Au”); Troy Ounces (“oz”); Grams per Tonne (“g/t”); Million Tonnes (“Mt”); Tonnes (“t”); Square Kilometre (“km2”); Metres (“m”); Tonnes per Day (“tpd”); Kilo Tonnes (“kt”); Estimated True Width (“ETW”); and Life of Mine (“LOM”). In addition, throughout this MD&A the reporting periods for the three months ended March 31, 2019 and 2018 are abbreviated as Q1 2019 and Q1 2018, respectively, and the period for the fourth quarter of 2018 is abbreviated as Q4 2018.

REPORTING CURRENCY

All amounts are presented in U.S. dollars ("$") unless otherwise stated. References in this document to “C$” are to Canadian dollars and references to "A$" are to Australian dollars. Unless otherwise specified, all tabular amounts are expressed in thousands of U.S. dollars, except per share or per ounce amounts.

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Q1 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Table of Contents

BUSINESS OVERVIEW	3
EXECUTIVE SUMMARY	3
FULL-YEAR 2019 GUIDANCE	5
IMPROVEMENTS TO FULL-YEAR 2019 GUIDANCE	8
LONGER-TERM OUTLOOK	9
EXTERNAL PERFORMANCE DRIVERS	9
REVIEW OF FINANCIAL PERFORMANCE	10
REVIEW OF OPERATING MINES	13
GROWTH AND EXPLORATION	17
REVIEW OF FINANCIAL CONDITION AND LIQUIDITY	20
OFF-BALANCE SHEET ARRANGEMENTS	20
OUTSTANDING SHARE AND CONVERTIBLE EQUITY INFORMATION	20
QUARTERLY INFORMATION	21
COMMITMENTS AND CONTINGENCIES	21
RELATED PARTY TRANSACTIONS	21
CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS	22
ACCOUNTING POLICIES AND BASIS OF PRESENTATION	22
NON-IFRS MEASURES	23
INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES	29
RISKS AND UNCERTAINTIES	29
FORWARD LOOKING STATEMENTS	29
INFORMATION CONCERNING ESTIMATES OF MINERAL RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES	30
TECHNICAL INFORMATION	31

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Q1 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

BUSINESS OVERVIEW

Kirkland Lake Gold Ltd. (individually, or collectively with its subsidiaries, as applicable, the “Company” or “Kirkland Lake Gold”) is a growing, Canadian, U.S. and Australian-listed, gold producer with five wholly owned underground operating mines in Canada and Australia. The Company’s production profile is anchored by two high-grade, low-cost operations: the Macassa mine (“Macassa”) located in northeastern Ontario, Canada and the Fosterville mine (“Fosterville”) located in the state of Victoria, Australia. Also contributing to the Company’s gold production are the wholly owned Taylor mine (“Taylor”), wholly owned Holt mine (“Holt”) and the wholly owned Holloway mine (“Holloway”), all located in Northeastern Ontario. The Holloway Mine resumed operations during Q1 2019, following completion of a revised and amended royalty agreement. Holloway had been on care and maintenance since December 2016. In addition, the Company’s business portfolio also includes operations in the Northern Territory of Australia, which are currently on care and maintenance. These operations, which are comprised of the Cosmo mine (“Cosmo”), Union Reefs mill (“Union Reefs”) as well as a number of exploration properties, were placed on care and maintenance effective June 30, 2017. The Company is currently performing significant exploration drilling and development in the Northern Territory to determine the potential of resuming operations at Cosmo and Union Reefs.

The Company also has a pipeline of growth projects and continues to conduct extensive exploration on its land holdings in Canada and Australia. The current exploration programs are focused on extending known zones of mineralization and testing for new discoveries in order to increase the level of Mineral Resources and Mineral Reserves in support of future organic growth.

Kirkland Lake Gold is focused on delivering superior value for its shareholders and maintaining a position within the mining industry as a sustainable, growing low-cost gold producer. Over the last two years, the Company has achieved both significant production growth and improved unit costs, which has resulted in higher levels of profitability and cash flow. Through the advancement of development and exploration programs, the Company’s large base of Mineral Reserves and Mineral Resources, the continued extension of mine life at existing deposits and the utilization of excess milling capacity at each of its operations, Kirkland Lake Gold is well positioned to achieve further growth in profitable, low-cost gold production in support of further increases in shareholder value.

In addition to the Company’s portfolio of wholly owned assets, Kirkland Lake Gold has made strategic investments in the common shares of other public issuers in instances where the Company could gain exposure to prospective mineral properties that offer the potential for future profitable gold production. Should the exploration programs of public issuers in which the Company has invested result in the establishment of a sufficiently attractive economic deposit, the Company may elect to acquire additional interests in such deposits.
EXECUTIVE SUMMARY

The MD&A document provides a detailed review of information relevant to an assessment and understanding of the Company’s consolidated financial position and the results of its consolidated operations. This section is intended to assist readers interested in a condensed, summary review of the Company's performance for the three months ended March 31, 2019. This section should be read in conjunction with the remainder of the MD&A, which discusses among other things, risk factors impacting the Company.

(in thousands of dollars, except per share amounts)	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018
Revenue	$304,912	$198,237
Production costs	70,040	71,483
Earnings before income taxes	159,589	71,888
Net earnings	$110,146	$50,037
Basic earnings per share	$0.52	$0.24
Diluted earnings per share	$0.52	$0.23
Cash flow from operating activities	$174,364	$89,637
Cash investment on mine development and PE	$81,314	$39,428

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Q1 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018
Tonnes milled	418,960	417,356
Grade (g/t Au)	17.6	11.5
Recovery (%)	97.9%	96.3%
Gold produced (oz)	231,879	147,644
Gold Sold (oz)	232,929	147,763
Average realized price ($/oz sold)(1)	$1,307	$1,333
Operating cash costs per ounce ($/oz sold)(1)	$290	$447
AISC ($/oz sold)(1)	$560	$833
Adjusted net earnings(1)	$112,132	$52,337
Adjusted net earnings per share(1)	$0.53	$0.25

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 23-28 of this MD&A.

Q1 2019 Highlights

Production growth of 57%: Q1 2019 production totaled 231,879 ounces, a 57% increase from 147,644 ounces in Q1 2018 and slightly higher than the previous quarterly production record of 231,217 ounces in Q4 2018. The key drivers of production growth in Q1 2019 compared to the same period the previous year was record quarterly production at both Macassa and Fosterville.

Revenue grows 54% versus Q1 2018: Revenue in Q1 2019 totaled $304.9 million, an increase of $106.7 million or 54% from Q1 2018 and $24.6 million or 9% from the previous quarter. The increase in revenue from Q1 2018 reflected a 58% increase in gold sales, to a quarterly record of 232,929 ounces, which had a $113.5 million favourable impact on revenue compared to Q1 2018. Partially offsetting the impact of higher volumes was a $6.1 million unfavourable variance from a 2% reduction in the average realized price, to $1,307 per ounce from $1,333 per ounce in Q1 2018. Compared to the previous quarter, a 3% increase in sales volumes, from 225,692 ounces in Q4 2018 had a $8.9 million favourable impact on revenue quarter over quarter, while a 6% increase in the average realized price from $1,237 per ounce the previous quarter contributed $16.3 million to the increase in revenue versus Q4 2018.

Operating cash costs per ounce sold improve 35%: Total production costs in Q1 2019 were $70.0 million compared to $71.5 million in Q1 2018 and $64.6 million the previous quarter. Operating cash costs in Q1 2019 totaled $67.7 million compared to $66.0 million in Q1 2018 and $64.6 million the previous quarter. Operating cash costs per ounce sold averaged $290, a $157 per ounce or 35% improvement from $447 per ounces sold in Q1 2018. The significant improvement from Q1 2018 mainly resulted from 53% improvement in the Company’s average grade, to 17.6 g/t from 11.5 g/t for the same period a year earlier. Operating cash costs per ounce sold in Q1 2019 were similar to the previous quarter’s average of $286, when mill grades averaged 17.8 g/t.

AISC per ounce sold improve 33%: AISC per ounce sold averaged $560, $273 per ounce or 33% better than the Q1 2018 average of $833, with the improvement mainly resulting from the impact of higher average grades on sales volumes compared to the prior year’s first quarter. AISC per ounce sold in Q1 2019 improved from $567 the previous quarter, mainly reflecting reduced sustaining capital expenditures compared to Q4 2018.

Record quarterly free cash flow of $93.1 million: Net cash provided by operating activities in Q1 2019 was $174.4 million, an increase of $84.8 million or 95% from $89.6 million in Q1 2018. Free cash flow in Q1 2019 was a record $93.1 million, $42.8 million or 85% higher than $50.2 million for the same period a year earlier. Q1 2019 net cash provided by operating activities compared to record quarterly net cash provided by operating activities of $204.1 million the previous quarter. The change from the previous quarter largely reflected higher levels of cash income taxes paid in Q1 2019 versus Q4 2018, as well as the impact of changes in non-cash working capital for the two quarters. Record free cash flow in Q1 2019 was $6.6 million or 8% higher than $86.4 million in Q4 2018. The increase in free cash flow compared to the previous quarter mainly reflected reduced investment in additions to mineral properties and property, plant and equipment compared to the previous quarter largely reflecting the timing of payments related to the Company’s growth projects.

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Q1 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Net earnings increase 120% from Q1 2018: Net earnings in Q1 2019 totaled $110.1 million ($0.52 per basic share) an increase of $60.1 million or 120% from $50.0 million ($0.24 per basic share) in Q1 2018. The increase from Q1 2018 reflected strong revenue growth and improved unit costs compared to the same period a year earlier. Q1 2019 net earnings compared to Q4 2018 net earnings of $106.5 million ($0.51 per basic share) as an 8% increase in earnings from mine operations, driven by strong revenue growth, more than offset the impact of higher corporate G&A costs, an increase in the effective income tax rate, as well as the impact of a $2.1 million other loss in Q1 2019 versus other income of $1.2 million in Q4 2018.

Adjusted net earnings increase 114%: The Company's adjusted net earnings in Q1 2019 totaled $112.1 million ($0.53 per basic share), compared to $52.3 million ($0.25 per basic share) in Q1 2018 and $109.6 million ($0.52 per basic share) in Q4 2018. The difference between adjusted net earnings and net earnings in Q1 2019 mainly related to the exclusion from adjusted net earnings of certain purchase price allocation adjustments, as well as severance costs. The difference between net earnings and adjusted net earnings in Q1 2018 related to the exclusion from adjusted net earnings of certain purchase price allocation adjustments, as well as mark-to-market gains on the fair valuing of the Company’s warrants in public companies, specifically Novo Resources Corp. and Bonterra Resources Inc. The difference between adjusted net earnings and net earnings in Q4 2018 related to the exclusion from adjusted net earnings of a mark-to-market loss related to the fair valuing of the Company’s warrants.

Growth projects advance in Q1 2019: Total growth capital expenditures in Q1 2019 totaled $50.1 million (excluding capitalized exploration) (See Non-IFRS measures), which compared to $6.5 million in Q1 2018 and $54.9 million the previous quarter. Of growth capital expenditures in Q1 2019, Macassa accounted for $26.1 million, with $22.3 million related to the #4 shaft project.

Significant commitment to exploration: Exploration expenditures for Q1 2019 totaled $17.6 million ($12.0 million expensed and $5.6 million capitalized). Based on drilling completed in Q1 2019, the Company announced on May 2, 2019 the intersection of high-grade mineralization outside of existing Mineral Resources to the east, west and at depth beneath the Macassa South Mine Complex (“SMC”), and also identified new two new areas of high-grade mineralization along the Amalgamated Break, close to current operations.

Cash position increases 25% during Q1 2019: Cash increased $83.9 million or 25% during Q1 2019, to $416.1 million at March 31, 2019. The increase in cash during Q1 2019 resulted from $174.4 million of net cash from operating activities, which was only partially offset by the use of cash for investing and financial activities. Net cash used in investing activities in Q1 2019 totaled $86.0 million, mainly related to sustaining and growth capital expenditures during the quarter, while net cash used for financing activities totaled $8.3 million, with $6.3 million related to dividend payments.

Strong growth in Mineral Reserves: Mineral Reserves at December 31, 2018 totaled 5,750,000 ounces at an average grade of 15.8 g/t, an increase of 24% from 4,640,000 ounces at an average grade of 11.1 g/t at December 31, 2017 (total additions in 2018 of 1,860,000 ounces before depletion of 750,000 ounces). Mineral Reserves at Fosterville at December 31, 2018 increased 1,020,000 ounces or 60% to 2,720,000 ounces at an average grade of 31.0 g/t from 1,700,000 ounces at an average grade of 23.1 g/t at December 31, 2017 (total additions in 2018 of 1,386,000 ounces before depletion of 366,000 ounces). Mineral Reserves at Macassa increased 11%, to 2,250,000 ounces at an average grade of 21.9 g/t compared to 2,030,000 ounces at an average grade of 21.0 g/t at December 31, 2017 (total additions of 464,000 ounces before depletion of 244,000 ounces in 2018).

Quarterly dividend to be paid in US dollars: The Company announced on May 7, 2019 that the Q2 2019 dividend payment, which will be paid on July 12, 2019 to shareholders of record on June 28, 2019, will total $0.04 per share and will be paid in US dollars. The Q1 2019 dividend compared to the Q1 2019 dividend payment of C$0.04 per share, which was paid on April 12, 2019 to shareholders of record on March 31, 2019. The change in the quarterly dividend to be paid in US dollars rather than Canadian dollars represents an increase is the value of the dividend payment of approximately 30% based on current exchange rates.

FULL-YEAR 2019 GUIDANCE

On December 11, 2018, Kirkland Lake Gold released full-year guidance for 2019 (see News Release dated December 11, 2018). Compared to the Company’s full-year 2018 results, the Company’s 2019 guidance included strong production growth, improved unit costs and a continued strong commitment to exploration and growth. On February 21, 2019, the Company increased its production guidance for 2019, on a consolidated basis, as well as for the Fosterville mine. Consolidated production guidance was increased to 920,000 - 1,000,000 ounces from 740,000 - 800,000 ounces, previously, while Fosterville’s production guidance was increased to 550,000 - 610,000 ounces from 390,000 - 400,000 ounces previously. The increase in

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Q1 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

production guidance at Fosterville resulted from revisions to the mine plan to provide access to high-grade stopes in the Swan Zone earlier than previously expected, as well as the impact of incorporating the December 31, 2018 Mineral Reserve into the life of mine. The December 31, 2018 Mineral Reserve estimate includes 2,720,000 ounces at an average grade of 31.0 grams per tonne, with the average grade being 34% higher than the previous Mineral Reserve grade for the mine. In addition, the Company announced a resumption of operations at the Holloway mine, which is expected to add approximately 20,000 ounces of production in 2019.

A number of other components of the Company’s full-year 2019 guidance were revised as a result of the increase in target production. Operating cash costs per ounce sold guidance for 2019 was improved to $300 -320 compared from $360 - $380 previously. Fosterville’s operating cash costs per ounce sold guidance were revised to $170 - $190 from $200 - $220 in the December 11, 2018 guidance. New full-year 2019 guidance for operating cash costs per ounce sold at Holloway was introduced at $760 - $780 as a result of the restart of operations at the mine. Full-year 2019 operating cash costs on a consolidated basis was revised to $290 - $300 million from $270 - $280 to reflect the addition of close to $20 million of operating cash costs related to production at the Holloway mine. AISC per ounce sold guidance for full-year 2019 was also improved, to $520 - $560 compared to $630 - $680 in the initial guidance released on December 11, 2018. The significant improvement in AISC per ounce guidance mainly reflected the increase in target consolidated production at Fosterville.

Effective Q1 2019, the Company revised its reporting segments to report the Holt Complex as one reporting segment. As a result, production, costs and expenditures for the Holt, Holloway and Taylor mines, all of which utilize the Holt Mill for processing, are combined into one segment. Previously, production, costs and expenditures from these mines were reported separately, with processing costs allocated based on the proportion of production coming from each mine in each reporting period.

2019 Guidance (as at February 21, 2019)(1)

($ millions unless otherwise stated)	Macassa	Holt Complex	Fosterville	Consolidated
Gold production (kozs)	230 - 240	140 - 150	550 - 610	920 - 1,000
Operating cash costs/ounce sold ($/oz) (2)	440 - 460	660 - 680	170 - 190	$300 - $320
AISC/ounce sold ($/oz) (2)				$520 - $560
Operating cash costs (2)				$290 - $300
Royalty costs				$25 - $30
Sustaining and growth capital(2)				$150 - $170
Growth capital(2)(3)				$155 - $165
Exploration and evaluation				$100 - $120
Corporate G&A(4)				$26 - $28

(1)	Production and unit-cost guidance for 2019 does not include results for the Northern Territory.

(2)
See “Non-IFRS Measures” set out starting on page 23 of this MD&A for further details. The most comparable IFRS Measure for operating cash costs is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs per ounce and AISC per ounce sold are comparable to production costs on a unit basis. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.33 and a US$ to A$ exchange rate of 1.39.

(3)
Growth capital expenditure guidance as at February 21, 2019 included planned expenditures for the Northern Territory and Holloway Mine during the first half of 2019, with additional expenditures for the second half of the year to be determined based on the results of current programs and other developments. Growth capital expenditures guidance as at February 21, 2019 excluded $18.4 million of capital expenditures related to the Macassa #4 shaft project, which are expected to be recorded as capital expenditures in 2019, but were paid in cash on an advanced basis in 2018.

(4)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

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Q1 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Q1 2019 Results

($ millions unless otherwise stated)	Macassa	Holt Complex(2)	Fosterville	Consolidated
Gold production (kozs)	72,776	30,658	128,445	231,879
Operating cash costs/ounce sold ($/oz)(1)	$332	$780	$144	$290
AISC/ounce sold ($/oz)(1)				$560
Operating cash costs (1)				$67.7
Royalty costs				$8.3
Sustaining capital(1)				$42.0
Growth capital (excluding capitalized exploration)(1)				$50.1
Exploration (including capitalized exploration)				$17.6
Corporate G&A expense(3)				$8.7

(1)
See “Non-IFRS Measures” set out starting on page 23 of this MD&A for further details. The most comparable IFRS Measure for operating cash costs is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs per ounce and AISC per ounce sold are comparable to production costs on a unit basis. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.33 and a US$ to A$ exchange rate of 1.40.

(2)	Production, cost and expenditure results in Q1 2019 include results for the Holloway Mine, which resumed operations during the quarter, as one of three mines included in the Holt Complex.

(3)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

▪
Gold production in Q1 2019 totaled 231,879 ounces, a 57% increase from Q1 2018 driven by record production at both Macassa and Fosterville. The Company ended Q1 2019 well positioned to achieve its improved full-year 2019 production guidance of 920,000 - 1,000,000 ounces of gold, with production at Fosterville expected to be weighted to the second half of 2019 as development advances to depth into the high-grade Swan Zone.

▪
Production costs for Q1 2019 totaled $70.0 million. Operating cash costs for the quarter of $67.7 million, in line with target levels. Quarterly operating cash costs are expected to be higher at Fosterville as production increases in the second half of the year. Operating cash costs will also increase at Holloway as production ramps up over the balance of 2019.

▪
Operating cash costs per ounce sold for Q1 2019 averaged $290, better than the Company’s full-year 2019 guidance of $300 - $320. The outperformance on consolidated operating cash costs per ounce sold was driven by Macassa and Fosterville, where operating cash costs per ounce sold were below their respective full-year 2019 guidance ranges. At Macassa, operating cash costs averaged $332 per ounce sold in Q1 2019 versus full-year guidance of $440 - $460, reflecting significantly higher than expected grades during the first quarter. Operating cash costs per ounce sold at Fosterville averaged $144 compared to full-year 2019 guidance of $170 - $190. Average operating cash costs per ounce sold at the Holt Complex exceeded full-year guidance levels, with improvement being targeted over the balance of 2019 at all three of the Holt Complex mines. In particular, operating cash costs per ounce sold at Holloway, which averaged $2,484 in Q1 2019 based on sales of 1,267 ounces, are expected to improve as the mine ramps up production, with a total of approximately 20,000 ounces expected to be produced for full-year 2019.

▪
AISC per ounce sold in Q1 2019 averaged $560, in line with full-year 2019 guidance of $520 - $560. AISC per ounce sold is expected to improve as quarterly production increases at Fosterville during the second half of the 2019.

▪	Royalty costs in Q1 2019 totaled $8.3 million. The Company continues to target total royalty expense for full-year 2019 of $25 - $30 million.

▪	Sustaining capital expenditures in Q1 2019 totaled $42.0 million, in line with full-year 2019 guidance of $150 - $170 million.

▪
Growth capital expenditures totalled $50.1 million in Q1 2019 (excluding capitalized exploration expenditures), which compared to full-year 2019 guidance of $155 - $165 million. Of total growth capital expenditures in Q1 2019, Macassa accounted for $26.1 million, with approximately $22.3 million relating to the #4 shaft project and the remainder largely funding a thickened tails project and the construction of a new tailings impoundment area. Fosterville accounted for $11.7 million of growth capital expenditures in Q1 2019, mainly related to the mine’s three key projects, including the

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Q1 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

new ventilation system, the paste fill plant and a new water treatment plant. $10.3 million of growth capital expenditures in Q1 2019 related to the Northern Territory, where advanced exploration work in support of a potential resumption of operations decision continued during the first quarter. The Company’s full-year 2019 guidance for growth capital expenditures assume growth capital expenditures for the Northern Territory for only the first half of the year.

▪
Exploration expenditures in Q1 2019 totaled $17.6 million (including capitalized exploration), which compared to full-year 2019 guidance of $100 - $120 million. Of total exploration expenditures, approximately $14.6 million were in Australia, including $7.9 million at Fosterville and $6.7 million in the Northern Territory. Drilling at Fosterville focused on underground drilling in the Lower Phoenix and Harrier systems, surface drilling at Robbin’s Hill, as well as exploration work at a number of regional targets. In the Northern Territory, exploration expenditures during Q1 2019 focused on infill and extension drilling at the Lantern and Cosmo deposits and the continued evaluation of targets at Union Reefs. In Canada, exploration expenditures in Q1 2019 totaled $3.0 million and mainly focused drilling at Macassa and Taylor in support of growing and converting Mineral Resources as well as identifying new areas of high-grade mineralization.

▪	Corporate G&A expense in Q1 2019 totaled $8.7 million. The Company continues to target total corporate G&A expense for 2019 of $26 - $28 million.
IMPROVEMENTS TO FULL-YEAR 2019 GUIDANCE

Following completion of Q1 2019, the Company announced on May 7, 2019 improvements to full-year 2019 guidance. Based on production levels in Q1 2019 and the expectations for production levels over the balance of the year, which includes higher levels of production at Fosterville in the third and fourth quarters of 2019, the Company’s consolidated production guidance is increased to 950,000 - 1,000,000 ounces from the previous target range of 920,000 - 1,000,000 ounces. Consolidated operating cash costs per ounce sold guidance for full-year 2019 is improved to $285 - $305 from $300 - $320.

At the operational level, production and operating cash cost per ounce guidance is improved for both Fosterville and Macassa. At Fosterville, production for full-year 2019 is now targeted at 570,000 - 610,000 versus 550,000 - 610,000 ounces previously, while operating cash cost per ounce sold guidance is improved to $130 - $150 from $170 - $190. At Macassa, production for full-year 2019 in now targeted at 240,000 - 250,000 ounces compared to the previous target of 230,000 - 240,000 ounces. Operating cash cost per ounce sold guidance at Macassa is improved to 400 - 420 from 440 - 460 previously.

($ millions unless otherwise stated)	Macassa	Holt Complex	Fosterville	Consolidated
Gold production (kozs)	240 - 250	140 - 150	570 - 610	950 - 1,000
Operating cash costs/ounce sold ($/oz) (2)	400 - 420	660 - 680	130 - 150	$285 - $305
AISC/ounce sold ($/oz) (2)				$520 - $560
Operating cash costs (2)				$290 - $300
Royalty costs				$25 - $30
Sustaining and growth capital(2)				$150 - $170
Growth capital(2)(3)				$155 - $165
Exploration and evaluation				$100 - $120
Corporate G&A(4)				$26 - $28

(1)	Production and unit-cost guidance for 2019 does not include results for the Northern Territory.

(2)
See “Non-IFRS Measures” set out starting on page 23 of the MD&A for the three months ended March 31, 2019 for further details. The most comparable IFRS Measure for operating cash costs is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs per ounce and AISC per ounce sold are comparable to production costs on a unit basis. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.33 and a US$ to A$ exchange rate of 1.41.

(3)
Growth capital expenditure guidance includes planned expenditures for the Northern Territory during the first half of 2019, with additional expenditures for the second half of the year to be determined based on the results of current programs and other developments. Growth capital expenditure guidance excludes $18.4 million of capital expenditures related to the Macassa #4 shaft project, which are expected to be recorded as capital expenditures in 2019, but were paid in cash on an advanced basis in 2018.

(4)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

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Q1 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

LONGER-TERM OUTLOOK

Kirkland Lake Gold is committed to generating returns for shareholders by achieving high levels of operational excellence, effectively allocating capital and growing low-cost, high-margin production. The Company has achieved significant growth over the last three years, growing production from 596,405 ounces in 2017 to 723,701 ounces in 2018, with plans to reach a million ounces of annual production from existing mines as early as 2019. Over the next five years, the Company expects to achieve additional increases in production, to well over one million ounces of low-cost production, through the completion of the Macassa #4 Shaft project, continued growth at Fosterville and by pursuing opportunities to new, profitable production from the Company’s Northern Territory assets in Australia as well as the Holt Complex in Northern Ontario. At Fosterville, the Company is targeting growth to 550,000 - 610,000 ounces in 2019, with the potential for additional growth in both production and mine life from continued exploration success. Also in Australia, the Company is conducting an advanced exploration program in the Northern Territory, which could lead to a resumption of operations as early as the second half of 2019 and generate additional production that is not included in the Company’s three-year production guidance. In Canada, production at Macassa is expected to grow significantly, to close to 500,000 ounces per year, with the ramp up of production to commence with the completion of Phase 1 of the #4 shaft project targeted for the second quarter of 2022. At the Holt Complex, the Company will pursue opportunities for profitable growth at the Taylor Mine, Holt Mine and Holloway Mine, with Holloway resuming operations in Q1 2019 following completion of a new royalty agreement. Kirkland Lake Gold’s significant cash balance and strong financial position provides financial flexibility to support the Company’s growth plans, including continued aggressive exploration of both near-term and longer-term opportunities on the Company’s district-scale land positions in Canada and Australia.

EXTERNAL PERFORMANCE DRIVERS

The Company’s results of operations, financial position, financial performance and cash flows are affected by various business conditions and trends. The variability of gold prices, fluctuating currency rates and increases and/or decreases in costs of materials and consumables associated with the Company’s mining activities are the primary economic factors that have impacted financial results during the three months ended March 31, 2019. The Company’s key internal performance drivers are production volumes and costs which are discussed throughout this MD&A, specifically in sections, “Review of Operating Mines” and “Review of Financial and Operating Performance”. The key external performance drivers are the price of gold and foreign exchange rates.

Gold Price

The price of gold is a significant external factor affecting profitability and cash flow of the Company and therefore, the financial performance of the Company is expected to be closely linked to the price of gold. The price of gold is subject to volatile fluctuations over short periods of time and can be affected by numerous macroeconomic conditions, including supply and demand factors, value of the US dollar, interest rates, and global economic and political issues.

At March 31, 2019, the gold price closed at $1,295 per ounce (based on the closing price on the London Bullion Market Association (“LBMA”) pm fix), which is 1% higher than the closing gold price on December 31, 2018 of $1,282 per ounce. The Company’s average realized gold price for Q1 2019 was $1,307 per ounce, 2% lower than the average realized gold price of $1,333 per ounce during the same period in 2018 and 6% higher than Q4 2018.

As at March 31, 2019, the Company did not have a precious metals hedging program and management believes the Company is well positioned to benefit from potential increases in the price of gold while continuing to focus on cost management, mine efficiencies and low-cost gold production from its existing mines in order to mitigate against gold price decreases.

Foreign Exchange Rates

The Company’s reporting currency is the US dollar; however, the operations are located in Canada and Australia, where its functional currencies are the Canadian and Australian dollars, respectively. Consequently, the Company’s operating results are influenced significantly by changes in the US dollar exchange rates against these currencies. Weakening or strengthening Canadian and Australian dollars respectively decrease or increase costs in US dollar terms at the Company’s Canadian and Australian operations, as a large portion of the operating and capital costs are denominated in Canadian and Australian dollars.

As at March 31, 2019, the Canadian dollar closed at $0.7494 (strengthening by 2% during the quarter) and the Australian dollar closed at $0.7094 (largely unchanged from 0.7049 at the end of Q4 2018) against the US dollar. The average rates for Q1 2019 for the Canadian and Australian dollars were $0.7522 and $0.7124, respectively, against the US dollar. The average rate for the

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Q1 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Canadian and Australian dollars in Q1 2018 were $0.7906 and $0.7862, respectively, while the averages in Q4 2018 were $0.7566 and $0.7175, respectively.

Consistent with gold prices, currency rates can be volatile and fluctuations can occur as a result of different events, including and not limited to, global economies, government intervention, interest rate changes and policies of the U.S., Canadian and Australian governments. As at March 31, 2019, the Company did not have a foreign exchange hedging program in place.

REVIEW OF FINANCIAL PERFORMANCE

The following discussion provides key summarized consolidated financial and operating information for the three months ended March 31, 2019 and 2018.

(in thousands except per share amounts)	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018

Revenue	$304,912	$198,237

Production costs	(70,040)	(71,483)
Royalty expense	(8,284)	(6,018)
Depletion and depreciation	(41,300)	(27,948)
Earnings from mine operations	185,288	92,788

Expenses
General and administrative(1)	(12,099)	(8,760)
Exploration and evaluation	(12,022)	(16,703)
Care and maintenance	(196)	(809)
Earnings from operations	160,971	66,516

Finance and other items
Other income (loss), net	(2,117)	5,364
Finance income	1,438	718
Finance costs	(703)	(710)

Earnings before taxes	159,589	71,888
Current income tax expense	(40,921)	(3,530)
Deferred tax expense	(8,522)	(18,321)

Net earnings	$110,146	$50,037

Basic earnings per share	$0.52	$0.24
Diluted earnings per share	$0.52	$0.23

(1)
General and administrative expense for Q1 2019 include general and administrative expenses of $8.7 million ($6.9 million in Q1 2018), and share based payment expense of $3.4 million ($1.8 million in Q1 2018).

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Q1 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenue

Revenue in Q1 2019 totaled $304.9 million, an increase of $106.7 million or 54% from Q1 2018 revenue of $198.2 million. The increase in revenue from Q1 2018 reflected a 58% increase in gold sales, to a quarterly record of 232,929 ounces, which had a $113.5 million favourable impact on revenue compared to the same period in 2018. Partially offsetting the impact of higher volumes was a $6.1 million unfavourable variance related to a 2% reduction in the average realized gold price, to $1,307 per ounce from $1,333 per ounce in Q1 2018. The increase in gold sales was largely attributable to Fosterville, where ounces sold more than doubled, to 132,048 ounces from 61,500 ounces in Q1 2018. Also contributing to higher volumes was a 26% increase in sales at Macassa, to 67,305 ounces from 53,363 ounces a year earlier. Increased production levels, largely reflecting improved average grades, mainly accounted for the higher sales volumes at both Fosterville and Macassa.

Q1 2019 revenue increased $24.6 million or 9% from Q4 2018 revenue of $280.3 million. Of the increase, $16.3 million related to a 6% increase in the average realized price from $1,237 per ounce the previous quarter to $1,307 per ounce in Q1 2019. A 3% increase in gold sales from 225,692 ounces in Q4 2018 contributed $8.9 million to the growth in revenue quarter over quarter. The growth in gold sales reflected a 11% increase in sales at Fosterville from the 118,955 ounces sold the previous quarter, which more than offset reduced gold sales from Macassa and Taylor in Q1 2019.

Earnings from Mine Operations

Earnings from mine operations in Q1 2019 totaled $185.3 million, double the $92.8 million of earnings from mine operations in Q1 2018 and 8% higher than $170.8 million the previous quarter. The increase from both prior periods resulted from higher levels of revenue in Q1 2019. Production costs in Q1 2019 totaled $70.0 million, which compared to $71.5 million in Q1 2018 and $64.6 million in Q4 2018. The increase in production costs compared to the previous quarter is primarily due to higher sales volumes in Q1 2019. Depletion and depreciation costs in Q1 2019 totaled $41.3 million, which compared to $27.9 million in Q1 2018 and $37.3 million the previous quarter. The increase from the same period in 2018 reflected significant growth in production volumes, which was only partially offset by a small reduction in depletion and depreciation expense on a per ounce produced basis resulting from an increase in the level of Mineral Reserves at the Company’s operations following the release of the Company’s December 31, 2018 Mineral Reserve and Mineral Resource estimates on February 21, 2019. Royalty expense in Q1 2019 totaled $8.3 million compared to $6.0 million in Q1 2018 and $7.6 million the previous quarter. Higher sales volumes mainly accounted for the increase in royalty expense compared to both prior periods.

Unit Cost Performance (See Non-IFRS measures)

Operating cash costs per ounce sold averaged $290, a $157 per ounce or 35% improvement from Q1 2018 mainly resulting from a 53% improvement in the average consolidated grade to 17.6 g/t from 11.5 g/t for the same period a year ago. Operating cash costs at Fosterville averaged $144 per ounce sold, a 50% improvement from $287 per ounces sold in Q1 2018. Macassa’s operating cash costs per ounce sold averaged $332 in Q1 2019, 33% better than $499 during the prior year’s first quarter. Average grades at Fosterville and Macassa improved 73% and 49%, respectively, from Q1 2018, to 29.0 g/t and 29.6 g/t, respectively in Q1 2019. AISC per ounce sold averaged $560 in Q1 2019, $273 or 33% better than Q1 2018. The improvement mainly reflected lower operating cash costs per ounce sold, as well as a reduction in sustaining capital expenditures on a per ounce sold basis. Sustaining capital expenditures totaled $42.0 million, unchanged from Q1 2018. On a per ounce sold basis, sustaining capital expenditures averaged $180 in Q1 2019 versus $285 for the same period a year ago. Fosterville and Macassa were the key driver of the improvement in AISC per ounce sold. AISC per ounce sold at Fosterville averaged $315, 45% better than $576 in Q1 2018, while Macassa’s AISC per ounce sold in Q1 2019 averaged $602, a 26% improvement from $818 in Q1 2018.

Compared to the previous quarter, operating cash costs per ounce sold were largely unchanged from $286 in Q4 2018, while AISC per ounce sold improved 1% from $567. The improvement in AISC per ounce sold from Q4 2018 reflected lower sustaining capital expenditures compared to Q4 2018, both in total dollars and on an ounce sold basis. Sustaining capital expenditures in Q4 2018 totaled $46.4 million or $206 per ounce sold versus $42.0 million or $180 per ounce sold in Q1 2019.

Additional Expenses

Corporate G&A expense (excluding share-based payments expense and transaction costs) totaled $8.7 million compared to $6.9 million in Q1 2018 and $8.0 million the previous quarter. The increase from the previous year was mainly due to higher incentive compensation payments, as well as increased professional and consulting fees. Share based payment expense in Q1 2019 totaled

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Q1 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

$3.4 million versus $1.8 million for the same period in 2018 and $1.3 million in Q4 2018, with the increase from both prior periods largely related to share-price appreciation, resulting in greater mark-to-market values for the Company’s outstanding deferred-share units.

Exploration and evaluation expenditures (expensed) in Q1 2019 totaled $12.0 million compared to $16.7 million in Q1 2018 and $13.8 million the previous quarter. Exploration and evaluation expenditures in Q1 2019 included $9.5 million in Australia ($6.6 million at Fosterville and $2.8 million in the Northern Territory), and $2.5 million in Canada, approximately half of which related to exploration drilling and development at Macassa, with the other half at Taylor.

Other loss in Q1 2019 totaled $2.1 million, which compared to other income of $5.4 million in Q1 2018. Other loss in Q1 2019 resulted from an unrealized and realized foreign exchange loss of $2.1 million. The unrealized and realized foreign exchange loss in Q1 2019 resulted from the Australian and Canadian dollars strengthening against the US dollar during the quarter. Other income in Q1 2018 mainly related to unrealized and realized foreign exchange gains of $3.9 million, reflecting the weakening of the Australian and Canadian dollars against the US dollar, and a $2.3 million mark-to-market gain on fair valuing the Company's warrants. Other income in Q4 2018 totaled $1.2 million, which largely resulted from an unrealized and realized foreign exchange gain of $5.9 million, partially offset by a $3.5 million marked-to-market loss on fair valuing the Company’s warrants.

Finance costs in Q1 2019 totaled $0.7 million, mainly reflecting interest expense on financial leases and other loans. Finance costs totaled $0.7 million in Q1 2018 and $1.1 million the previous quarter.

Finance income, mainly related to interest income on bank deposits, totaled $1.4 million in Q1 2019 versus $0.7 million for the same period in 2018 and $3.1 million in Q4 2018.

Income tax expense in Q1 2019 included current income tax expense of $40.9 million and deferred income tax expense of $8.5 million. In Q1 2018, current income tax expense totaled $3.5 million, while deferred tax expense totaled $18.3 million. The deferred tax expense in Q1 2018 resulted from the utilization of $12.4 million of deferred tax assets in respect of loss carryforwards to reduce current income tax expense. Income tax expense in Q4 2018 included current income tax expense of $17.1 million and deferred income tax expense of $25.7 million. The Company’s effective tax rate in Q1 2019 was 31.0%, which compared to 30.4% in Q1 2018 and 28.7% the previous quarter. The Q4 2018 effective tax rate was lower than either Q1 2019 or Q1 2018 largely due to income tax benefits related to corporate reorganizations involving the Company’s Australian operations that were completed in the final quarter of 2018.

Net earnings in Q1 2019 total $110.1 million or $0.52 per basic share

Net earnings in Q1 2019 totaled $110.1 million ($0.52 per basic share), an increase of $60.1 million or 120% from $50.0 million ($0.24 per basic share) in Q1 2018. The $60.1 million increase in net earnings from Q1 2018 largely reflected a 54% increase in revenue and improved unit costs compared to the same period in 2018. Partially offsetting these factors were increased exploration expenditures, higher depletion and depreciation costs, increased corporate G&A and royalty expenses, as well as the impact of an other loss of $2.1 million versus other income of $5.4 million in Q1 2018, with the difference mainly reflecting changes in foreign exchange rates. Q1 2019 net earnings compared to net earnings of $106.5 million ($0.51 per basic share) in Q4 2018 as an 8% increase in earnings from mine operations, reflecting higher revenue, was more than offset by the impact of higher corporate G&A costs, an increase in the effective income tax rate, as well as the impact of the $2.1 million other loss in Q1 2019 versus other income of $1.2 million in Q4 2018.
Adjusted net earnings (Non-IFRS) in Q1 2019 total $112.1 million or $0.53 per basic share

The Company's adjusted net earnings in Q1 2019 totaled $112.1 million ($0.53 per basic share), compared to $52.3 million ($0.25 per basic share) in Q1 2018 and $109.6 million ($0.52 per basic share) in Q4 2018. The difference between adjusted net earnings and net earnings in Q1 2019 mainly related to the exclusion from adjusted net earnings of $2.3 million ($1.6 million after income tax) of certain purchase price allocation adjustments, as well as $0.4 million ($0.3 million after income tax) of severance costs. The difference between net earnings and adjusted net earnings in Q1 2018 related to the exclusion from adjusted net earnings of $5.4 million ($3.8 million after income tax) of certain purchase price allocation adjustments, as well as a $1.7 million ($1.5 million after income tax) of mark-to-market gains on the fair valuing of the Company’s warrants. The difference between adjusted net earnings and net earnings in Q4 2018 related to the fair valuing of the Company's warrants, with a $3.5 million ($3.1 million after income tax) mark-to-market loss being excluded from adjusted net earnings for the quarter.

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Q1 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Q1 2019 net cash provided by operating activities of $174.4 million, free cash flow (Non-IFRS) totals $93.1 million

Cash totaled $416.1 million at March 31, 2019, an increase of $83.9 million or 25% from $332.2 million at December 31, 2018. The increase in cash during Q1 2019 mainly reflected the $174.4 million of net cash from operating activities for the quarter less $86.0 million used for investing activities and $8.3 million used for financing activities. Net cash from operating activities in Q1 2019 compared to net cash from operating activities of $89.6 million and $204.1 million in Q1 2018 and Q4 2018, respectively. The change from the previous quarter mainly reflected the impact of changes in non-cash working capital, and a higher level of cash income taxes paid in Q1 2019. Among the main uses of cash during Q1 2019 was $86.0 million of net cash used for investing activities, mainly related to capital expenditures in support of both current operations and the continued advancement of the Company’s growth projects. The $86.0 million of net cash used for investing activities in Q1 2019 compared to net cash used for investing activities of $38.7 million for the same period in 2018 and $112.6 million the previous quarter. The change from Q4 2018 reflected reduced cash invested in additions to mineral properties and property, plant and equipment compared to the previous quarter largely reflecting the timing of payments related to the Company’s growth projects. Net cash used for financing activities in Q1 2019 totaled $8.3 million, including $6.3 million for dividend payments and $3.7 million for payment of finance lease obligations, partially offset by $1.0 million of interest received during the quarter. Net cash used in financing activities in Q1 2018 totaled $6.3 million, while net cash used in financing activities for the previous quarter totaled $5.0 million. The increase from both prior periods largely reflected increased dividend payments, with the Company increasing the quarterly dividend to C$0.04 per share effective the Q4 2018 dividend payment, which was paid early in Q1 2019. The increase in the quarterly dividend for the Q4 2018 payment was the third increase to the quarterly dividend since the Company’s dividend policy was introduced in March 2017.

Free cash flow in Q1 2019 totaled $93.1 million, an increase of $42.8 million or 85% from $50.2 million in Q1 2018. The change in free cash flow from the previous year’s first quarter mainly resulted from the 95% increase in net cash from operating activities in Q1 2019, to $174.4 million. Partially offsetting the impact of significant growth in net cash from operating activities were $40.5 million of cash used for mineral property additions, 34% higher than $30.2 million in Q1 2018, and $38.7 million of cash used for additions to property, plant and equipment, which compared to $9.2 million in Q1 2018. The Company also had additions to other long-term assets in Q1 2019 of $2.1 million versus nil for the same period a year earlier. Free cash flow in Q1 2019 compared to free cash flow of $86.4 million the previous quarter. Free cash flow in Q4 2018 resulted from net cash provided by operating activities of $204.1 million, less cash used for mineral property additions of $59.9 million, additions to property, plant and equipment of $52.6 million and additions to other long-term assets of $5.2 million.

REVIEW OF OPERATING MINES

Canadian Mine Operations

Macassa Mine Complex

The Macassa Mine is located in the Municipality of Kirkland Lake, within Teck Township, District of Timiskaming, in the northeast of the province of Ontario, Canada which is approximately 600 km north of Toronto, Canada. Macassa is the Company’s flagship Canadian mining operation. Situated in one of Canada’s most historic and renowned gold mining districts, the Kirkland Lake Camp, Macassa had proven and probable reserves totaling 3.2 million tonnes grading an average of 21.9 g/t for 2.25 million ounces as at December 31, 2018.

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Q1 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating results	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018

Total Ore Milled (t)	77,990	86,661
Run of Mine (t)	77,990	85,930
Low Grade (t)	—	732
Average Grade (g/t)	29.6	19.9
Run of Mine (g/t)	29.6	20.0
Low Grade (g/t)	—	0.7
Gold Contained (oz)	74,088	55,351
Recovery (%)	98.2%	97.6%
Gold Produced (oz)	72,776	54,038
Gold Sold (oz)	67,305	53,363
Development metres - operating	718	949
Development metres - capital	1,473	2,069
Production costs	$22,419	$26,704
Operating cash costs per ounce sold(1)	$332	$499
AISC per ounce sold(1)	$602	$818
Total capital expenditures (in thousands)	$60,018	$16,579

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 23-28 of this MD&A.

The Macassa Mine achieved record quarterly production in Q1 2019 of 72,776 ounces based on processing 77,990 tonnes at an average grade of 29.6 g/t and average recoveries of 98.2%. Q1 2019 production increased 35% from 54,038 ounces in Q1 2018, which resulted from processing 86,661 tonnes at an average grade of 19.9 g/t and average mill recoveries of 97.6%. The increase from Q1 2018 was primarily related to a 49% improvement in the average grade, largely reflecting the impact of favourable grade reconciliations in stopes around the 5700 Level of the South Mine Complex (“SMC”). Q1 2019 production increased 4% from 69,936 ounces in Q4 2018, with a higher average grade more than offsetting the impact a lower volume of tonnes processed in Q1 2019 versus the previous quarter, largely reflecting increased mining selectivity to focus on maximizing grade. Q4 2018 production resulted from processing a total of 85,523 tonnes at an average grade of 25.9 g/t and at average recoveries of 98.0%.

In Q1 2019, Macassa’s production costs totaled $22.4 million, which compared to $26.7 million in Q1 2018 and $26.3 million the previous quarter. The reduction in production costs from both prior periods largely reflected increased use of long-hole stoping mining methods as well as improving rates of productivity resulting from the introduction of new, larger equipment and increased use of mechanization. The mine’s operating cash costs per ounce sold for Q1 2019 averaged $332, a 33% improvement from $499 in Q1 2018 and 10% better than $370 the previous quarter. The significant increase in the average grade, as well as the impact of reduced production costs, mainly accounted from the improvement compared to both prior periods. AISC per ounce sold for Q1 2019 averaged $602, 26% better than $818 in Q1 2018, and a 7% improvement from $650 in Q4 2018. The improvement in AISC from the same period in 2018 largely reflected both lower operating cash costs per ounce sold, as well as a reduction in sustaining capital expenditures per ounce sold, to $15.5 million or $231 in Q1 2019 versus $14.8 million or $277 in Q1 2018. The improvement in AISC per ounce sold compared to the previous quarter mainly resulted from lower operating cash costs per ounce sold, as well as a reduction in sustaining capital expenditures from $16.7 million or $235 the previous quarter.

Growth projects: Growth capital expenditures at Macassa for Q1 2019 totaled $26.1 million. Of total growth expenditures, $22.3 million related to the #4 shaft project with the remainder primarily to work on a new tailings impoundment area and thickened tails projects. Work on the #4 Shaft project during Q1 2019 focused on completing the hoist and hoist house foundations, preparing hoist building for start of hoist installation in Q2 2019, completing headframe steel installation and installing sheaves and the dump chute for the headframe. The project remains on track to commence full-face sinking during the summer of 2019 and continues to target phase one completion by the second quarter of 2022.

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Q1 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Holt Mine Complex

The 100% owned Holt Mine Complex consists of three mines: The Holt Mine and Mill and the Holloway Mine, which are both located east of Matheson, approximately 20 km west of the Quebec border, within the Timmins Mining District in northeastern Ontario; and the Taylor Mine located 53 km east of Timmins, Ontario (approximately 68 km by road west of the Holt Mill). Mine production from the three mines is processed at the Holt Mill, on the Holt-Holloway property package. The Holt-Holloway property package is comprised of 48 separate property elements totaling 559 claims for an aggregate area of 11,528 hectares ("ha"). The Taylor Mine consists of 77 claims for a total area covering 3,080 ha. In total, the three mines comprise total proven and probable reserves estimated at 644,000 ounces of gold as at December 31, 2018.

Beginning in Q1 2019, the Company began reporting production, cost and expenditure results for the Holt Complex as a reporting business segment. Previously, production from the three mines had been reported separately, with costs for processing at the Holt Mill being divided based respective throughput volumes. Prior periods addressed in this MD&A have been restated to combine the results for the three mines into the Holt Complex segment.

Holt Complex

Operating results	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018

Total Ore Milled (t)	200,786	207,025
Average Grade (g/t)	5.0	4.7
Gold Contained (oz)	32,052	31,293
Recovery (%)	95.7%	95.1%
Gold Produced (oz)	30,658	29,763
Gold Sold (oz)	33,576	32,900
Development metres - operating	1,451	2,121
Development metres - capital	1,038	1,508
Production costs	$26,233	$21,757
Operating cash costs per ounce sold(1)	$780	$660
AISC per ounce sold(1)	$1,075	$1,071
Total capital expenditures (in thousands)	$9,985	$11,232

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 23-28 of this MD&A.

During Q1 2019, the Holt Complex produced 30,658 ounces based on processing 200,786 tonnes at an average grade of 5.0 g/t and at average recoveries of 95.7%. Q1 2019 production compared to production of 29,763 ounces in Q1 2018, when a total of 207,025 tonnes were processed at an average grade of 4.7 g/t at average recoveries of 95.1%, and 36,974 ounces the previous quarter when 227,940 tonnes were processed at an average grade of 5.3 g/t and at average recoveries of 94.7%. The small increase in production from Q1 2018 reflected a higher average grade at both Holt and Taylor, which was largely offset by lower tonnes milled at both mines. The change in production from Q4 2018 mainly reflected both a higher average grade and greater tonnes milled at Taylor in Q4 2018 when the mine achieved record quarterly production of 19,305 ounces versus 12,377 ounces in Q1 2019.

Production costs at the Holt Complex totalled $26.2 million in Q1 2019, which compared to $21.8 million in Q1 2018 and $21.7 million the previous quarter. Operating cash costs per ounce sold in Q1 2019 averaged $780 versus $660 for the same period in 2018 and $610 the previous quarter. AISC per ounce sold in Q1 2019 averaged $1,075 compared to $1,071 in Q1 2018 and $927 in Q4 2018. Sustaining capital expenditures in Q1 2019 totaled $7.5 million or $224 per ounces sold, which compared to $11.1 million or $339 per ounce sold in Q1 2018 and $9.9 million or $277 per ounce sold in Q4 2018. Royalty expense in Q1 2019 totaled $2.2 million or $66 per ounce sold, which compared to $2.3 million or $70 per ounce sold in Q1 2018 and $1.4 million or $39 per ounce sold the previous quarter. During Q4 2018, a reduction in the royalty rate related to ounces produced in Zone 7, which includes a lower, fixed net smelter return royalty than other areas of the mine at gold prices below $1,400 per ounce.

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Q1 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

On February 21, 2019, the Company announced plans to resume operations at the Holloway mine following the completion of a revised royalty with Franco Nevada Corporation. A total of 1,056 ounces were produced at Holloway and processed at the Holt mill during Q1 2019, which resulted from processing 7,826 tonnes at an average grade of 4.4 g/t and average recoveries of 95.4%. Production at Holloway is expected to ramp up during 2019 and total approximately 20,000 ounces for the full year. Production costs at Holloway in Q1 2019 totaled $3.1 million, resulting in operating cash costs per ounce sold of 2,484 and AISC per ounce sold of 3,429. Unit costs at Holloway are expected to improve significantly as production volumes increase.

Australian Mine Operations

Fosterville Mine

The Fosterville Mine is located approximately 20 km northeast of the town of Bendigo and 130 km north of the city of Melbourne in Victoria, Australia. With a noteworthy history of gold mining in the region dating back to 1894, the current Fosterville Mine commenced commercial production in April 2005 with a sulphide plant that has produced approximately 1.8 million ounces to date. At December 31, 2018, the mine had total reserves of 2.7 million tonnes at an average grade of 30.1 g/t for a total of 2.7 million ounces.

Operating results	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018

Total Ore Milled (t)	140,184	123,669
Average Grade (g/t)	29.0	16.8
Gold Contained (oz)	130,602	66,738
Recovery (%)	98.3%	95.7%
Gold Produced (oz)	128,445	63,843
Gold Sold (oz)	132,048	61,500
Development metres - operating	437	701
Development metres - capital	2,028	1,749
Production costs	$21,388	$23,022
Operating cash costs per ounce sold(1)	$144	$287
AISC per ounce sold(1)	$315	$576
Total capital expenditures (in thousands)	$31,923	$20,649

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 23-28 of this MD&A.

The Fosterville Mine produced a record 128,445 ounces in Q1 2019, based on processing 140,184 tonnes at an average grade of 29.0 g/t and average mill recoveries of 98.3%. Q1 2019 production more than doubled from 63,843 ounces in Q1 2018, when the mine processed 123,669 tonnes at an average grade of 16.8 g/t and at average recoveries of 95.7%. The increase in production compared to the same period in 2018 resulted from a 73% increase in the average grade, reflecting the commencement of production from the high-grade Swan Zone during the second half of 2018. Q1 2019 production compared to production of 124,307 ounces the previous quarter when the mine recorded its highest ever average quarterly grade. A total of 98,797 tonnes were processed in Q4 2018 at a record quarterly average grade of 39.7 g/t and at average recoveries of 98.6%. The quarter-over-quarter change in production mainly reflected a 42% increase in total tonnes processed, reflecting the advancement of the mine sequence in the Lower Phoenix system, including the Swan Zone, and a drawdown in the surface stockpile of approximately 10,000 tonnes during the quarter. Average grades from stockpiled tonnes processed were similar to the overall average grade for the quarter. The change in the average grade from Q4 2018 reflected mine sequencing as well as the impact of significant grade outperformance in both stope production and development material in and around the Swan Zone in Q4 2018.

Fosterville's production costs in Q1 2019 totalled $21.4 million, which compared to $23.0 million in Q1 2018 and $16.5 million in Q4 2018. The increase in production costs compared to Q4 2018 mainly reflected changes in gold inventory levels for the two quarters. The mine’s operating cash costs per ounce sold in Q1 2019 averaged $144, a 50% improvement from $287 in Q1 2018 and similar to $139 the previous quarter. The improvement from the same period in 2018 largely reflected higher production and sales volumes due to a significant increase in the average grade. The change in operating cash costs per ounce sold from the previous quarter resulted from the increase in production costs quarter over quarter, which was largely offset by higher sales volumes in Q1 2019. AISC per ounce sold in Q1 2019 averaged $315, a 45% improvement from $576 in Q1 2018 and 5%

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Q1 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

better than $332 in Q4 2018. Sustaining capital expenditures in Q1 2019 totaled $18.9 million ($143 per ounce sold) which compared to $16.2 million ($263 per ounce sold) in Q1 2018 and $19.9 million ($167 per ounce sold) the previous quarter.

Growth projects: Growth capital expenditures at Fosterville in Q1 2019 totaled $11.7 million (excluding capitalized exploration expenditures). Q1 2019 growth capital expenditures continued work on ventilation raises as part of the new ventilation system, drilling of the delivery holes, underground piping installation and concrete work for the filter building related to the new paste fill plant project and continued construction for the new water treatment plant, with commissioning to commence during Q2 2019. A number of smaller projects, including construction of a new power transformer, new refinery and gold room and a thiocyanate destruction plant at the Fosterville mill also continued to move forward during Q1 2019.

In June 2018, the Company, through its wholly-owned subsidiary Fosterville Gold Mine Pty Ltd. (“FGM”), initiated arbitration proceedings against AuRico Metals Australia Royalty Corporation (“AMARC”) and AuRico Metals Inc. to enforce certain rights of FGM pursuant to a royalty agreement. Subsequent to the period, the claim of FGM was dismissed. As a result, FGM will continue to pay a 2% NSR to AMARC in accordance with the terms of the royalty agreement.

Northern Territory

The Northern Territory is comprised of a group of mineral tenements, including the Cosmo mine, totaling over 20,000 km2 in the Northern Territory of Australia, which includes an inventory of historical gold discoveries, historical and modern gold mines, and current mineral resources and mineral reserves. The Northern Territory operation, which includes the Cosmo mine and Union Reefs mill, was placed on care and maintenance effective June 30, 2017. As at December 31, 2018 the Company's Mineral Reserves in the Northern Territory totaled 666,000 tonnes at an average grade of 5.0 grams per tonne for 107,000 ounces.

With the placement of the Cosmo mine and Union Reefs mill on care and maintenance effective June 30, 2017, there was no production from the Northern Territory in Q1 2019, Q1 2018 or Q4 2018.

Following the move to care and maintenance, the Cosmo mine and Union Reef Mill are being maintained in a state of readiness to resume operation in the event that new reserves are delineated which establish an economic deposit or deposits within the Northern Territory assets. During Q1 2019, a total of $6.7 million of exploration expenditures were incurred in the Northern Territory, including $2.8 million of expensed exploration expenditures and $3.9 million of capital exploration expenditures, with $10.3 million of growth capital expenditures also being recorded. Work in the Northern Territory is being completed with the objective of establishing a minimum five-year mine plan which includes average annual production of at least 100,000 ounces of gold at operating cash costs below $650 per ounce and AISC per ounce below $950.

GROWTH AND EXPLORATION

Canada

Exploration expenditures for the Canadian operations in in Q1 2019 totalled $3.0 million. At Macassa, underground drilling continued to focus on Mineral Resource replacement and expansion. Drilling at Taylor in Q1 2019 targeted additional expansion of mineralization around the Shaft and West Porphyry deposits.

Macassa Mine

In 2019, the Company is planning approximately 90,000 metres of underground drilling at Macassa, using three underground drills, mainly targeting extensions of the South Mine Complex (“SMC”) to the east, the west and to depth.

Drilling during Q1 2019 totaled 15,750 metres of underground drilling from the 5300 and 5700 levels targeted the SMC. An additional 750 metres of underground exploration was completed from the 5300 Level, testing the Main Break at the former Kirkland Minerals property between the 6500 and 7000 levels, proximal to the location for #4 shaft.

After completing 379 metres of development drifting in 2018 in support of future underground exploration drilling to extend the 5300 Level exploration drift to the east, which included the excavation of a new drill bay, an additional 50 metres of development to the east was completed during Q1 2019. Development to the west on the 5300 Level had advanced 370 metres as of the end of December 31, 2018, with an additional 77 metres of development being completed during Q1 2019.

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Q1 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Taylor Mine

For 2018, the Company completed 64,187 metres of surface and underground exploration drilling (60,667metres from surface and 3,520 metres from underground) at the Taylor Mine. Exploration drilling during the year continued to focus on four key prospective areas: along the hanging wall of the Porcupine-Destor Fault (“PDF”) east of the Shaft Deposit; at a prospective target area situated to the west of the Shaft Deposit and east of the West Porphyry Deposit; at depth below both the East Porphyry and West Porphyry deposits; and up dip of the 1004 Zone of the West Porphyry Deposit.

In 2019, the Company is planning approximately 53,000 metres of surface and underground drilling (36,000 metres from surface and 18,000 metres from underground). Underground drilling in 2019 is mainly focusing on areas down dip of the known deposits. Surface drilling is targeting areas to the east of the known deposits.

During Q1 2019, a total of 11,515 metres of surface and underground drilling was completed, mainly focused on area along strike and to depth of existing deposits at the Taylor mine.

Regional Exploration

In 2019, the Company is planning approximately 43,000 m of exploration on a variety of targets at the Nighthawk, Golden Highway and Holloway West properties.

Australia

In 2019, an extensive program of exploration drilling and development is focused on supporting the continued growth of the Fosterville mine and the Company’s efforts to establish an economic deposit or deposits in the Northern Territory that would support a resumption of operations at the Cosmo mine and Union Reefs mill. Total exploration expenditures in Australia for the year are estimated at $85 - $100 million, including $14.6 million during Q1 2019.

Fosterville Mine

An aggressive program of exploration and definition drilling and development is planned in 2019. The program involves work to extend known mineralized zones at Swan, Lower Phoenix, Harrier, and Robbin’s Hill, and also to test for new mineralized structures within the Company’s mining license. In addition, approximately $10 million is being directed to the LODE (“Large Ore Deposit Exploration”) program at Fosterville, which includes greenfields drilling, soil sampling, gravity and 3D seismic geophysical surveys, and reconnaissance exploration on newly granted exploration licenses. Exploration expenditures at Fosterville in Q1 2019 totaled $7.9 million.

During Q1 2019, a total of 34,943 metres of drilling were completed using up to five surface drills and eight underground drills. Underground drilling during the quarter largely focused on the Lower Phoenix and Harrier systems and targeted extensions to known mineralization in support of future Mineral Resource growth.

Surface drilling at the Robbin’s Hill target continued during Q1 2019 and focused on two main structures, the Curie Fault (formerly Farley’s Fault) and Rubin Fault (formerly Farley’s Footwall Fault) and continued to return sulfide mineralized intercepts.

Drilling and other exploration work continued on a number of the Company’s LODE targets during Q1 2019. Work completed as part of the LODE program during the quarter included drilling at the Russell’s Reef North Extension target, which is testing for potential mineralization along-strike of the interpreted west-dipping Fletcher’s and Mill’s faults; drilling at the Goornong South and Sharkey’s North along-strike from mineralized trends, and investigative drilling at the Lyell to test for extensions of historical workings at depth and along strike.

Reverse circulation percussion drilling continued in Q1 2019 to test soil/bedrock arsenic geochemical anomalies and electromagnetic conductive trends. After completion over 8,700 metres of reverse circulation percussion drilling in 2018, an additional 1,213 metres were completed in Q1 2019.

Geophysical surveys were completed in Q1 2019 and included Airborne Gravity over the exploration licence (“EL”) 6502 and parts of EL3539, with the survey providing data sufficient to generate and rank regional-scale target areas. An airborne electromagnetic survey of EL6502 is in progress and will be completed in Q2 2019.

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Q1 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

During Q1 2019, Fosterville’s mining license has increased substantially as a result of extensions granted by the Victorian Government. As a result of the extensions, Fosterville’s mining license now covers approximately 28.5 km2 compared to approximately 17.2 km2 previously. The mining license extensions were sought by Fosterville in support of planned exploration work to fully evaluate the Mineral Resource growth potential of the Harrier South and Robbin’s Hill targets. Drilling of these targets, where high-grade, visible-gold bearing quartz veins have been intersected similar to those found in the Swan Zone in the Lower Phoenix system, is an important component of the Fosterville’s 2019 exploration program.

On February 26, 2019, EL3539 expired. The tenement was unable to be renewed under current state legislation, and has been placed in moratorium (currently exempt from licence application), and abuts to the east with the Lockington block, which has a similar exempt status. The Company intends to apply for one or more portions of the moratorium area when the ground becomes available under a competitive tender submission process. Given Fosterville’s has proven exploration, mining and processing capabilities, and strong track record in the areas of environment and community engagement; the mine is well positioned to retain exploration rights to this prospective ground. EL3539 has not been a focus of Fosterville's regional exploration programs, is not related to Fosterville’s current mining licenses, and is not required for the mining of current Mineral Reserves or Mineral Resources or the execution of the current life-of-mine plan.

Northern Territory

Despite placing the Cosmo mine and Union Reefs mill on care and maintenance effective June 30, 2017, the Company has continued exploration work with a focus on drilling and underground exploration development activities in the Northern Territory as the Company works towards a decision of resumption of mining and milling operations.

An extensive program of surface and underground exploration was completed in 2018 in the Northern Territory, involving approximately 114,700 metres of drilling using as many as four diamond underground rigs, two diamond surface rigs and one reverse circulation percussion rig. On April 30, 2018, the Company announced that high-grade, visible-gold bearing mineralization had been intersected 1,000 metres below surface down-plunge of former producing open pits at Union Reefs, the location of the Company’s processing facility. The results highlighted the potential that exists to establish additional sources of gold production in the Northern Territory. During the third quarter of 2018, drilling from the 920 and 610 exploration drifts commenced into the Lantern Deposit. On November 5, 2018, the Company reported additional high-grade, visible-gold bearing mineralization at the Lady Alice Deposit at Union Reefs and also announced the discovery of high-grade mineralization at depth to the south of the existing Mineral Resources at Union Reefs. On December 11, 2018, the Company announced that work in the Northern Territory was moving to the advanced exploration phase, with a focus on a potential restart of mining and milling operations as early as the second half of 2019.

In 2019, a total of approximately 127,000 metres of surface and underground drilling and development is planned in the Northern Territory. At the Cosmo mine, drilling and development are being completed to improve the understanding of the Lantern Deposit and support resource definition and expansion. In addition, surface drill programs are being completed at Union Reefs in support of Mineral Resource growth and definition. Total exploration expenditures in Q1 2019, including capitalized exploration, totalled $6.7 million.

A key component of the Northern Territory work program since April 2018 has been the establishment of three exploration drifts from the existing Cosmo underground development (ramp) into the Lantern Deposit. To date, approximately 3,670 m of development has been completed on the 920 m, 730 m and 610 m levels, with drifts on all three levels having cross-cut several of the Lantern mineralized lodes. An additional 314 m of lateral development along mineralization was completed on the upper two levels of the Lantern mineralization, and another 174m was driven along other mineralization at Cosmo.

During Q1 2019, the Company commenced a bulk sampling program at Lantern, with approximately 18,746 tonnes of Lantern mineralization taken to the Cosmo run of mine (“ROM”) surface pad. The material has an approximate average grade of 3.35 g/t Au, as calculated from truck sample results. An additional 20,914 tonnes at an average of 2.68 g/t Au of Cosmo mineralization was also trucked to surface during the same period. The mineralized material has not been processed through the Union Reefs processing plant.

During Q1 2019 a total of 11,171 metres of drilling was completed in the NT, with activities focussed on the Lantern deposit at Cosmo and at Union Reefs mineralization was targeted at Prospect, Temple, Millars, and Crosscourse. Drilling continues to be progressed by four underground drills at Cosmo and two surface drills at Union Reefs.

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Q1 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF FINANCIAL CONDITION AND LIQUIDITY

Kirkland Lake Gold is committed to managing liquidity by achieving positive cash flows from its mine operations to fund operating and capital requirements, including quarterly dividend payments, as well as development projects. The Company monitors the expected settlement of financial assets and liabilities on an ongoing basis; however, there are no significant accounts payable, capital lease obligations, or other payments that are outstanding past their due dates.

As at March 31, 2019, Kirkland Lake Gold had a positive working capital balance of $252.1 million, including a cash balance of $416.1 million, which compares to a working capital of $205.3 million and cash of $332.2 million at December 31, 2018. The strong working capital reflects ongoing free cash flow generation from the Company’s mine operations and is aided by increased revenues from higher sales volumes and the timing of sustaining and growth capital outlays.

Cash Flow Analysis

The Company generated $174.4 million and $89.6 million, respectively, in net cash provided by operating activities during Q1 2019 and Q1 2018, respectively. The increase in net cash provided by operating activities in Q1 2019 compared to Q1 2018 mainly reflected a 54% increase in gold sales driven by higher gold sales volume, partly offset by a 2% or $26 per ounce decrease in the average realized gold price per ounce sold, to $1,307 in Q1 2019 versus $1,333 in Q1 2018. This higher revenue was partly offset by higher corporate G&A compared to the same period in Q1 2018.

For Q1 2019, net cash used in investing activities was $86.0 million, as compared to $38.7 million for Q1 2018. Mineral property expenditures were $40.5 million and $30.2 million for Q1 2019 and Q1 2018, respectively, with $38.7 million and $9.2 million spent on plant and equipment during those same periods. In addition, other long-term asset expenditures increased to $2.1 million in Q1 2019 from nil during Q1 2018. The increase in net cash used in investing activities in Q1 2019 as compared to Q1 2018 mainly reflects increased growth capital expenditures as the Company has advanced key growth projects at Macassa and Fosterville.

For Q1 2019, net cash used in financing activities was $8.3 million, which are largely due to payments made towards finance lease obligations and the quarterly dividend. Net cash used in financing activities during Q1 2018 totaled $6.3 million.

The Company’s cash balance supplemented by cash flow from operations are expected to be sufficient to fund operations and capital requirements for at least the next twelve months.

OFF-BALANCE SHEET ARRANGEMENTS.

As at March 31, 2019, the Company did not have any off-balance sheet items.

OUTSTANDING SHARE AND CONVERTIBLE EQUITY INFORMATON

Outstanding Share Information

	As at March 31, 2019	Weighted Average Exercise Price
Authorized: Unlimited number of common shares
Issued: Fully paid common shares	210,253,129	—
Issued: Stock options	716,840	C$4.98
Issued: Restricted share units	559,104	—
Issued: Performance share units	530,044	—

Terms of the Company’s equity incentive plans are outlined in the Company’s audited consolidated financial statements for the year ended December 31, 2018.

QUARTERLY INFORMATION

The following selected financial data for the last eight fiscal quarters has been prepared in accordance with IFRS and should be read in conjunction with the Company’s Condensed Consolidated Interim Financial Statements for each of the periods considered below and the Consolidated Financial Statements for the year ended December 31, 2018.

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Q1 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

	2019	2018
	Three Months Ended
(in thousands except per share amounts)	March 2019	December 2018	September 2018	June 2018	March 2018
Revenue	$304,912	$280,320	$222,701	$214,653	$198,237
Earnings before income taxes	$159,589	$149,336	$82,977	$90,109	$71,888
Net earnings	$110,146	$106,535	$55,885	$61,486	$50,037
Basic earnings per share	$0.52	$0.51	$0.27	$0.29	$0.24
Diluted earnings per share	$0.52	$0.50	$0.26	$0.29	$0.24

	2017
	Three Months Ended
(in thousands except per share amounts)	December 2017	September 2017	June 2017
Revenue	$212,364	$176,709	$189,894
Earnings before income taxes	$46,088	$65,735	$56,103
Net earnings	$40,980	$43,742	$34,571
Basic earnings per share	$0.20	$0.21	$0.17
Diluted earnings per share	$0.20	$0.20	$0.16

Revenue in Q1 2019 totaled $304.9 million, an increase of $106.7 million or 54% from Q1 2018 and $24.6 million or 9% from the previous quarter. The increase in revenue from Q1 2018 reflected a 58% increase in gold sales, to a quarterly record of 232,929 ounces, which had a $113.5 million favourable impact on revenue compared to Q1 2018. Partially offsetting the impact of higher volumes was a $6.1 million unfavourable variance from a 2% reduction in the average realized price, to $1,307 per ounce from $1,333 per ounce in Q1 2018. Compared to the previous quarter, a 3% increase in sales volumes, from 225,692 ounces in Q4 2018 had a $9.0 million favourable impact on revenue quarter over quarter, while a 6% increase in the average realized price from $1,237 per ounce the previous quarter contributed $16.3 million to the increase in revenue versus Q4 2018.

Net earnings in Q1 2019 totaled $110.1 million ($0.52 per basic share) an increase of $60.1 million or 120% from $50.0 million ($0.24 per basic share) in Q1 2018. The increase from Q1 2018 reflected strong revenue growth and improved unit costs compared to the same period a year earlier. Q1 2019 net earnings compared to net earnings of $106.5 million ($0.51 per basic share) in Q4 2018 as an 8% increase in earnings from mine operations, driven by strong revenue growth, more than offset the impact of higher corporate G&A costs, an increase in the effective income tax rate, as well as the impact of a $2.1 million other loss in Q1 2019 versus other income of $1.2 million in Q4 2018.

COMMITMENTS AND CONTINGENCIES

The Company’s commitments and contingencies have not significantly changed from the year ended December 31, 2018, for additional disclosures refer to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2018.

RELATED PARTY TRANSACTIONS

The Company chartered an aircraft owned by a Company controlled by the Chairman of the Board during the three months ended March 31, 2019, in which the total expense was $68 (year ended December 31, 2018 - $177)

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reporting amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ materially from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are generally recognized in the period in which the estimates are revised.

Our significant judgments, estimates and assumptions are disclosed in note 4 of the Consolidated Financial Statements for the year ended December 31, 2018.

ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The Company’s significant accounting policies are disclosed in note 3 of the audited consolidated financial statements for the year ended December 31, 2018. Any changes in accounting policies adopted by the Company in Q1 2019 are disclosed in note 3 of the accompanying interim financial statements.

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Q1 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-IFRS MEASURES

The Company has included certain non-IFRS measures in this document, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Free Cash Flow

In the gold mining industry, free cash flow is a common performance measure with no standardized meaning. The Company calculates free cash flow by deducting cash capital spending (capital expenditures for the period, net of expenditures paid through finance leases) from net cash provided by operating activities.

The Company discloses free cash flow as it believes the measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to generate cash flow after capital investments and build the cash resources of the Company The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities less net cash used in investing activities.

Free cash flow is reconciled to the amounts included in the Consolidated Statements of Cash Flows as follows:

(in thousands)	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018	Three Months Ended December 31, 2018
Net cash provided by operating activities	$174,364	$89,637	$204,144
Mineral property additions	(40,530)	(30,184)	(59,865)
Plant and equipment (1)	(38,710)	(9,244)	(52,639)
Additions to other long-term assets	(2,074)	—	(5,208)
Free cash flow	$93,050	$50,209	$86,432

(1)	Excludes finance lease additions

Operating Cash Costs and Operating Cash Costs per Ounce Sold

Operating cash costs and operating cash cost per tonne and per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. Operating cash costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Operating cash cost per ounce sold is based on ounces sold and is calculated by dividing operating cash costs by volume of gold ounces sold.

The Company discloses operating cash costs and operating cash cost per tonne and per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is total production expenses. Operating cash costs and operating cash cost per ounce of gold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Sustaining and Growth Capital

Sustaining capital and growth capital are Non-IFRS measures. Sustaining capital is defined as capital required to maintain current operations at existing levels. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations. Both measurements are used by management to assess the effectiveness of investment programs.

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Q1 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

(in thousands)	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018	Three Months Ended December 31, 2018
Sustaining capital	$41,955	$42,095	$46,436
Growth capital(1)	74,053	6,539	69,518
Total capital expenditures	$116,008	$48,634	$115,954
Finance leases related to IFRS 16	2,412	—	—
Total additions and CIP per financial statements	$115,445	$48,634	$115,954

(1)	Growth capital includes capitalized exploration.

AISC and AISC per Ounce Sold

AISC and AISC per ounce are Non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council in its guidance note dated June 27, 2013.

The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital, corporate expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes.

Total cash costs and AISC Reconciliation

The Company has not restated the 2018 AISC comparatives to reflect the impact of IFRS 16, Leases ("IFRS 16") consistent with the modified retrospective approach adopted by the Company for financial statement purposes upon transition to the new leasing standard effective January 1, 2019.  If the Company had applied IFRS 16 in the comparative periods, it would not have resulted in a material impact to our 2018 consolidated or site-by-site AISC comparatives.

The following tables reconciles these non-IFRS measures to the most directly comparable IFRS measures available for the three months ended March 31, 2019 and 2018:

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Three months ended March 31, 2019
(in thousands, except per ounce amounts)	Holt Mine Complex	Macassa Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$26,233	$22,419	$48,652	$21,388	$—	$21,388	$—	$70,040
Share-based compensation	(33)	(42)	(75)	—	—	—	—	(75)
Purchase price allocation	—	—	—	(2,314)	—	(2,314)	—	(2,314)
Operating cash costs	26,200	22,377	48,577	19,074	—	19,074	—	67,651
Royalty expense	2,219	2,540	4,759	3,525	—	3,525	—	8,284
Share-based compensation	33	42	75	—	—	—	3,401	3,476
Rehabilitation and remediation	43	48	91	39	32	71	—	162
General and administrative expense	—	—	1,328	—	—	852	6,518	8,698
Sustaining capital[1]	7,522	15,517	23,039	18,916	—	18,916	—	41,955
Sustaining leases[2]	88	3	91	—	22	22	97	210
AISC	$36,105	$40,527	$77,960	$41,554	$54	$42,460	$10,016	$130,436
Ounces of gold sold	33,576	67,305	100,881	132,048	—	132,048	—	232,929
Operating cash cost per ounce sold	$780	$332	$482	$144	$—	$144	$—	$290
Sustaining capital expenditures per ounce sold	$224	$231	$228	$143	$—	$143	$—	$180
AISC per ounce sold	$1,075	$602	$773	$315	$—	$322	$—	$560

(1)	Sustaining capital in Q1 2019 excludes capital costs associated with finance leases that were recognized in the quarter.

(2)
Sustaining leases represent payments associated with lease obligations recognized as at January 1, 2019 due to the adoption of the new leasing standard but excludes payments associated with historical leases as these costs were previously reflected in AISC in the quarter the leases were entered into.

Three months ended March 31, 2018
(in thousands, except per ounce amounts)	Holt Mine Complex(1)	Macassa Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$21,757	$26,704	$48,461	$23,022	$—	$23,022	$—	$71,483
Share-based compensation	(30)	(53)	(83)	—	—	—	—	(83)
Purchase price allocation	—	—	—	(5,386)	—	(5,386)	—	(5,386)
Operating cash costs	21,727	26,651	48,378	17,636	—	17,636	—	66,014
Royalty expense	2,311	2,103	4,414	1,604	—	1,604	—	6,018
Share-based compensation	30	53	83	—	—	—	1,829	1,912
Rehabilitation and remediation	36	33	69	48	46	94	—	163
General and administrative expense	—	—	—	—	—	—	6,931	6,931
Sustaining capital	11,144	14,785	25,929	16,166	—	16,166	—	42,095
AISC	$35,248	$43,625	$78,873	$35,454	$46	$35,500	$8,760	$123,133
Ounces of gold sold	32,900	53,363	86,263	61,500	—	61,500	—	147,763
Operating cash cost per ounce sold	$660	$499	$561	$287	$—	$287	$—	$447
Sustaining capital expenditures per ounce sold	$339	$277	$301	$263	$—	$263	$—	$285
AISC per ounce sold	$1,071	$818	$914	$576	$—	$577	$—	$833

(1)	Holt Mine Complex includes Holloway Mine, which was transitioned into Care and Maintenance in December 2016 and resumed operations during Q1 2019.

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Three months ended December 31, 2018
(in thousands, except per ounce amounts)	Holt Mine Complex(1)	Macassa Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$21,737	$26,325	$48,062	$16,542	$—	$16,542	$—	$64,604
Share-based compensation	4	(20)	(16)	—	—	—	—	(16)
Purchase price allocation	—	—	—	—	—	—	—	—
Operating cash costs	21,741	26,305	48,046	16,542	—	16,542	—	64,588
Royalty expense	1,406	3,148	4,554	3,029	—	3,029	—	7,583
Stock-based compensation	(4)	20	16	—	—	—	1,294	1,310
Rehabilitation and remediation	11	33	44	28	46	74	—	118
General and administrative expense	—	—	553	—	—	—	7,469	8,022
Sustaining capital	9,882	16,670	26,552	19,884	—	19,884	—	46,436
AISC	$33,036	$46,176	$79,765	$39,483	$46	$39,529	$8,763	$128,057
Ounces of gold sold	35,650	71,087	106,737	118,955	—	118,955	—	225,692
Operating cash cost per ounce sold	$610	$370	$450	$139	$—	$139	$—	$286
Sustaining capital expenditures per ounce sold	$277	$235	$249	$167	$—	$167	$—	$206
AISC per ounce sold	$927	$650	$747	$332	$—	$332	$—	$567

(1)	Holt Mine Complex includes Holloway Mine, which was transitioned into Care and Maintenance in December 2016 and resumed operations during Q1 2019.

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Q1 2019 MANAGEMENT DISCUSSION AND ANALYSIS

Average Realized Price per Ounce Sold

In the gold mining industry, average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold sales. Average realized price per ounces sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

Average realized price per ounce sold is reconciled for the periods presented as follows:

(in thousands, except per ounce amounts)	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018	Three Months Ended December 31, 2018
Revenue	$304,912	$198,237	$280,320
Foreign exchange impact	(538)	(1,271)	(1,087)
Realized Revenue	$304,374	$196,966	$279,233
Ounces sold	232,929	147,763	225,692
Average realized price per ounce sold	$1,307	$1,333	$1,237

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings and adjusted net earnings per share are used by management and investors to measure the underlying operating performance of the Company.

Adjusted net earnings is defined as net earnings adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including transaction costs and executive severance payments, purchase price adjustments reflected in inventory and other non-recurring items. Adjusted net earnings per share is calculated using the weighted average number of shares outstanding for adjusted net earnings per share.

(in thousands, except per share amounts)	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018	Three Months Ended December 31, 2018
Net earnings	$110,146	$50,037	$106,535
Loss (gain) on warrant investment	53	(1,695)	3,546
PPA adjustment on inventory(1)	2,314	5,386	—
Severance payments	436	—	—
Income tax related to above adjustments	(817)	(1,391)	(470)
Adjusted net earnings	$112,132	$52,337	$109,611
Weighted average shares outstanding - basic ('000s)	210,193	211,044	209,755
Adjusted net earnings per share	$0.53	$0.25	$0.52

(1)	Purchase price allocation represents the allocation of non-cash depletion of mineral interests acquired with the business combinations.

Earnings before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)

EBITDA represents net earnings before interest, taxes, depreciation and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

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Q1 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is a reconciliation of EBITDA to the consolidated financial statements:

(in thousands)	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018	Three Months Ended December 31, 2018
Net earnings	$110,146	$50,037	$106,535
Add back:
Finance costs	703	710	1,104
Depletion and depreciation	41,300	27,948	37,318
Current income tax expense	40,921	3,530	17,070
Deferred income tax (recovery) expense	$8,522	$18,321	$25,731
EBITDA	$201,592	$100,546	$187,758

Working Capital

Working capital is a Non-IFRS measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning.

The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity. Working capital is reconciled to the amounts in the Consolidated Statements of Financial Position as follows:

(in thousands)	As at March 31, 2019	As at December 31, 2018
Current assets	$485,817	$397,912
Current liabilities	233,704	192,627
Working capital	$252,113	$205,285

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Q1 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Kirkland Lake Gold’s Management team, including the CEO and CFO, are responsible for maintaining adequate internal controls over financial reporting and disclosure controls and procedures as described in the Q4 2018 MD&A.

Due to their inherent limitations, internal controls over financial reporting and disclosure controls and procedures can provide only reasonable, not absolute, assurance that all misstatements will be prevented or detected. These inherent limitations include, among other, the risk of judgements in decision making being faulty, or changes in conditions or the degree of compliance with the controls, rendering them ineffective.

There were no changes to the Company’s internal controls that have materially affected, or are likely to materially affect, the Company’s internal controls over financial reporting or disclosure controls and procedures. The management team will continue to monitor the effectiveness of the internal controls over financial reporting and disclosure controls and procedures and will make changes to the controls as and when appropriate.

RISKS AND UNCERTAINTIES

The exploration, development and mining of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Kirkland Lake Gold is subject to several financial and operational risks that could have a significant impact on its cash flows and profitability. The most significant risks and uncertainties faced by the Company include: the price of gold; the uncertainty of production estimates, including the ability to extract anticipated tonnes and successfully realizing estimated grades; changes to operating and capital cost assumptions; the inherent risk associated with project development and permitting processes; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves; foreign exchange risks; regulatory; tax as well as health, safety, and environmental risks. For more extensive discussion on risks and uncertainties refer to the “Risks and Uncertainties” section in the December 31, 2018 Annual Information Form and the Company’s MD&A for the period ended December 31, 2018 filed on SEDAR.

FORWARD LOOKING STATEMENTS

Certain statements in this MD&A constitute ‘forward looking statements’, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to the future business activities and operating performance of the Company. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, among others, the development of the Company’s properties and the anticipated timing thereof, expected production from, and the further potential of, the Company’s properties, the anticipated timing and commencement of exploration programs on various targets within the Company’s land holdings, the ability to lower costs and gradually increase production, the ability of the Company to successfully achieve business objectives, the ability of the Company to achieve its longer-term outlook and the anticipated timing and results thereof, the performance of the Company’s equity investments and the ability of the Company to realize on its strategic goals with respect to such investments, the effects of unexpected costs, liabilities or delays, the potential benefits and synergies and expectations of other economic, business and or competitive factors, the Company's expectations in connection with the projects and exploration programs being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating gold prices, currency exchange rates (such as the Canadian dollar versus the US dollar), mark-to-market derivative variances, possible variations in ore grade or recovery rates, changes in accounting policies, changes in the Company's corporate mineral resources, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, risks related to information technology and cybersecurity, timing and costs associated with the design, procurement and construction of the Compay’s various capital projects, including but not limited to the #4 Shaft project at the Macassa Mine, the ventilation, paste plant and water treatment

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Q1 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

facility at the Fosterville Mine, the ability to obtain the necessary permits in connection with the rehabilitation of the Macassa tailings facility and the development of a new tailings facility and the anticipated results associated therewith, native and aboriginal heritage issues, risks relating to infrastructure, permitting and licenses, exploration and mining licences, government regulation of the mining industry, risks relating to foreign operations, uncertainty in the estimation and realization of mineral resources and mineral reserves, quality and marketability of mineral product, environmental regulation and reclamation obligations, risks relating to the Northern Territory wet season, risks relating to litigation, risks relating to foreign mining tax regimes, competition, currency fluctuations, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance, as well as those risk factors discussed or referred to in the AIF of the Company for the year ended December 31, 2018 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as otherwise required by applicable law.

Mineral resources are not mineral reserves, and do not have demonstrated economic viability, but do have reasonable prospects for eventual economic extraction. Measured and indicated resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that Measured or Indicated mineral resources can be upgraded to mineral reserves through continued exploration and positive economic assessment.

INFORMATION CONCERNING ESTIMATES OF MINERAL RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”)-CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

This document uses the terms “Measured”, “Indicated” and “Inferred” Resources. US investors are advised that while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal

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Q1 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of pre-feasibility, feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

TECHNICAL INFORMATION

The technical contents related to Kirkland Lake Gold Ltd. mines and properties, have been reviewed and approved by Eric Kallio, P.Geo, Senior Vice President, Exploration and Ian Holland, FAusIMM, Vice President, Australian Operations. Mr. Kallio and Mr. Holland are “qualified persons” as defined in National Instrument 43-101 and have reviewed and approved disclosure of the technical information and data in this news release.

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